Exhibit 99.1

FORMULA SYSTEMS (1985) LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	F-2 - F-3

Interim Condensed Consolidated Statements of Profit or Loss	F-4

Interim Condensed Consolidated Statements of Comprehensive Income	F-5

Interim Condensed Consolidated Statements of Changes in Equity	F-6 - F-9

Interim Condensed Consolidated Statements of Cash Flows	F-10 - F-12

Notes to Interim Condensed Consolidated Financial Statements	F-13 - F-32

- - - - - - - - - - - - - - - - - - -

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2018	2017
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$271,764	$245,947
Short-term deposits	12	735
Marketable securities	11,919	14,138
Trade receivables (net of allowances for doubtful accounts of $6,445 and $6,051 as of September 30, 2018 and December 31, 2017, respectively)	416,587	385,778
Prepaid expenses and other accounts receivable	48,628	44,904
Inventories	3,845	3,299

Total current assets	752,755	694,801

LONG-TERM ASSETS:

Deferred taxes	14,478	15,878
Prepaid expenses and other accounts receivable	20,528	16,581

Total long-term assets	35,006	32,459

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	25,242	25,315

PROPERTY, PLANTS AND EQUIPMENT, NET	29,733	29,807

INTANGIBLE ASSETS, NET	158,360	163,983

GOODWILL	637,477	617,272

Total assets	$1,638,573	$1,563,637

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2018	2017
	Unaudited

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Liabilities to banks and others	$128,485	$70,819
Debentures	54,798	4,826
Trade payables	95,793	95,339
Deferred revenue and customer advances	59,212	58,905
Employees and payroll accrual	97,756	111,707
Other accounts payable	60,238	53,145
Liabilities in respect of business combinations	5,485	6,811
Redeemable non-controlling interests	37,660	31,395

Total current liabilities	539,427	432,947

LONG-TERM LIABILITIES:
Liabilities to banks and others	89,058	135,616
Debentures, net of current maturities	116,448	133,739
Other long term liabilities	7,447	7,244
Deferred taxes	35,759	36,605
Deferred revenues	5,328	9,340
Liability in respect of business combinations	8,439	4,711
Redeemable non-controlling interests	21,769	21,481
Employee benefit liabilities	8,885	9,032

Total long-term liabilities	293,133	357,768

COMMITMENTS AND CONTINGENCIES

EQUITY
Formula’s shareholders’ equity:
Share capital:
Ordinary shares of NIS 1 par value -
Authorized: 25,000,000 shares at September 30, 2018 and December 31, 2017;
Issued: 15,308,381 and 15,307,402 at September 30, 2018 and December 31, 2017, respectively; Outstanding: 14,739,761 and 14,738,782 at September 30, 2018 and December 31, 2017, respectively	4,187	4,187
Additional paid-in capital	99,733	98,040
Retained earnings	256,671	239,156
Accumulated other comprehensive income	9,016	18,078
Treasury shares (568,620 shares as of September 30, 2018 and December 31, 2017, respectively)	(259)	(259)

Total equity attributable to Formula’s shareholders	369,348	359,202
Non-controlling interests	436,665	413,720

Total equity	806,013	772,922

Total liabilities, redeemable non-controlling interest and equity	$1,638,573	$1,563,637

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited
Revenues:
Proprietary software products and related services	$272,400	$250,704	$91,558	$90,358	$341,350
Software services	826,888	737,896	270,872	258,271	1,013,789

Total revenues	1,099,288	988,600	362,430	348,629	1,355,139
Cost of revenues:
Proprietary software products and related services	154,644	149,075	51,903	52,716	201,302
Software services	700,212	623,513	230,337	218,718	857,014

Total cost of revenues	854,856	772,588	282,240	271,434	1,058,316
Gross profit	244,432	216,012	80,190	77,195	296,823

Research and development expenses, net	31,339	29,459	9,891	10,076	39,853
Selling, marketing, general and administrative expenses	135,954	133,529	43,739	45,209	184,424
Other income	-	-	-	-	308
Operating income	77,139	53,024	26,560	21,910	72,854

Financial expenses	(9,106)	(17,279)	(4,409)	(3,593)	(21,773)
Financial income	1,740	239	304	(12)	606
Group’s share of profits (losses) of companies accounted for at equity, net	(66)	517	(3)	107	1,124
Income before taxes on income	69,707	36,501	22,452	18,412	52,811
Taxes on income	16,020	11,834	4,297	5,504	13,371
Net income	$53,687	$24,667	$18,155	$12,908	$39,440
Attributable to:
Equity holders of the Company	21,630	5,754	6,780	4,955	10,352
Redeemable non-controlling interests	4,702	2,104	1,591	928	3,671
Non-controlling interests	27,355	16,809	9,784	7,025	25,417
	$53,687	$24,667	$18,155	$12,908	$39,440

Net earnings per share attributable to Formula Systems (1985) Shareholders

Basic earnings per share	$1.47	$0.40	$0.46	$0.34	$0.72

Diluted earnings per share	$1.44	$0.38	$0.45	$0.33	$0.68

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited

Net income	$53,687	$24,667	$18,155	$12,908	$39,440

Other comprehensive income (loss) (net of tax effect):

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial income (loss) from defined benefit plans	45	(2,069)	85	(791)	(898)
Share in other comprehensive income (loss) of joint venture	-	102	-	-	104

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Unrealized gain (loss) on debt instruments at fair value through other comprehensive income	(55)	192	40	(7)	144
Amounts transferred to the statement of profit or loss for sale of debt instruments at fair value through other comprehensive income	-	(94)	-	12	(94)
Exchange differences on translation of foreign operations	(19,255)	35,515	1,583	(1,756)	41,599

Total other comprehensive income (loss), net of tax	(19,265)	33,646	1,708	(2,542)	40,855

Total Comprehensive income	$34,422	$58,313	$19,863	$10,366	$80,295

Total comprehensive income attributable to:
Equity holders of the Company	12,590	21,892	7,704	3,709	30,354
Redeemable non-controlling interests	2,635	6,073	1,593	445	7,836
Non-controlling interests	19,197	30,348	10,566	6,212	42,105

	$34,422	$58,313	$19,863	$10,366	$80,295

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	Loss	(cost)	interests	Equity

Balance as of January 1, 2018	14,738,782	4,187	98,040	239,156	18,078	(259)	413,720	772,922
Impact of the adoption of IFRS 15	-	-	-	874	-	-	941	1,815
Balance as of January 1, 2018 (Including the impact of the adoption of IFRS 15)	14,738,782	4,187	98,040	240,030	18,078	(259)	414,661	774,737

Net Income	-	-	-	21,630	-	-	27,355	48,985

Foreign currency translation reserve	-	-	-	-	(9,035)	-	(8,153)	(17,188)
Actuarial loss from defined benefit plans	-	-	-	22	-	-	23	45
Unrealized loss on debt instruments at fair value through other comprehensive income, net	-	-	-	-	(27)	-	(28)	(55)

Total other comprehensive income (loss)	-	-	-	22	(9,062)	-	(8,158)	(17,198)

Total comprehensive income	-	-	-	21,652	(9,062)	-	19,197	31,787

Issuance of shares upon conversion of convertible debentures	979	(*)	40	-	-	-	-	40
Stock-based Compensation expenses	-	-	155	-	-	-	3,136	3,291
Transactions with non-controlling interests due to holding changes, including exercise of employees stock options	-	-	(421)	-	-	-	1,190	769
Acquisition of non-controlling interests	-	-	(210)	-	-	-	(547)	(757)
Dilution due to issuance of Magic’s ordinary shares	-	-	2,682	-	-	-	22,722	25,404
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	28	28
Adjustments to redeemable non-controlling interests	-	-	(929)	-	-	-	(1,056)	(1,985)
Change in terms or expiration of redeemable non-controlling interests’ put options	-	-	376	-	-	-	1,835	2,211
Dividend to Formula’s shareholders	-	-	-	(5,011)	-	-	-	(5,011)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(24,501)	(24,501)

Balance as of September 30, 2018	14,739,761	4,187	99,733	256,671	9,016	(259)	436,665	806,013

(*) Less than one thousand U.S. dollar

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	income (loss)	(cost)	interests	Equity

Balance as of January 1, 2017	14,728,782	$4,184	$100,571	$234,268	$(2,377)	$(259)	$387,455	$723,842

Net Income	-	-	-	5,754	-	-	16,809	22,563

Foreign currency translation reserve	-	-	-	-	17,017	-	14,529	31,546
Actuarial loss from defined benefit plans	-	-	-	(1,030)	-	-	(1,039)	(2,069)
Unrealized gain on debt instruments at fair value through other comprehensive income, net	-	-	-	-	99	-	105	204
Realized gain on debt instruments at fair value through other comprehensive income	-	-	-	-	(50)	-	(56)	(106)
Share in other comprehensive income of joint venture	-	-	-	-	102	-	-	102

Total other comprehensive income (loss)	-	-	-	(1,030)	17,168	-	13,539	29,677

Total comprehensive income	-	-	-	4,724	17,168	-	30,348	52,240

Issuance of restricted shares to employees	10,000	3	(3)	-	-	-	-	-
Stock-based Compensation expenses	-	-	1,001	-	-	-	2,095	3,096
Transactions with non-controlling interests due to holding changes, including exercise of employees stock options	-	-	(473)	-	-	-	1,309	836
Acquisition of non-controlling interests in indirect subsidiary	-	-	3	-	-	-	3	6
Adjustments to redeemable non-controlling interests	-	-	(2,758)	-	-	-	(3,007)	(5,765)
Dividend to Formula’s shareholders	-	-	-	(5,011)	-	-	-	(5,011)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(14,953)	(14,953)

Balance as of September 30, 2017	14,738,782	$4,187	$98,341	$233,981	$14,791	$(259)	$403,250	$754,291

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	income (loss)	(cost)	interests	Equity

Balance as of January 1, 2017	14,728,782	$4,184	$100,571	$234,268	$(2,377)	$(259)	$387,455	$723,842

Net Income	-	-	-	10,352	-	-	25,417	35,769

Foreign currency translation reserve	-	-	-	-	20,325	-	17,109	37,434
Actuarial loss from defined benefit plans	-	-	-	(453)	-	-	(445)	(898)
Unrealized gain from debt instruments at fair value through other comprehensive income, net	-	-	-	-	70	-	74	144
Realized gain on debt instruments at fair value through other comprehensive income	-	-	-	-	(44)	-	(50)	(94)
Share of other comprehensive income of joint venture	-	-	-	-	104	-	-	104

Total other comprehensive income (loss)	-	-	-	(453)	20,455	-	16,688	36,690

Total comprehensive income	-	-	-	9,899	20,455	-	42,105	72,459

Issuance of restricted shares to employees	10,000	3	(3)	-	-	-	-	-
Stock-based Compensation expenses	-	-	1,058	-	-	-	3,442	4,500
Transactions with non-controlling interests due to holding changes, including exercise of employees stock options	-	-	(1,306)	-	-	-	4,553	3,247
Acquisition of non-controlling interests in indirect subsidiary	-	-	3	-	-	-	3	6
Non-controlling interests arising from exercise of options in indirect subsidiary	-	-	-	-	-	-	28	28
Adjustments to redeemable non-controlling interests	-	-	(2,283)	-	-	-	(2,589)	(4,872)
Redeemable non-controlling interests classification to non-controlling interests	-	-	-	-	-	-	2,440	2,440
Dividend to Formula’s shareholders	-	-	-	(5,011)	-	-	-	(5,011)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(23,717)	(23,717)

Balance as of December 31, 2017	14,738,782	$4,187	$98,040	$239,156	$18,078	$(259)	$413,720	$772,922

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Year ended December 31,
	2018	2017	2017

Reserve from debt instruments at fair value through other comprehensive income	350	400	377
Foreign currency translation reserve	10,777	16,504	19,812
Reserve from derivatives	4	4	4
Share of other comprehensive income (loss) of companies accounted for at equity	(2,115)	(2,117)	(2,115)

Accumulated other comprehensive loss	$9,016	$14,791	$18,078

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Year ended December 31,
	2018	2017	2017
	Unaudited
Cash flows from operating activities:

Net income	$53,687	$24,667	$39,440
Adjustments to reconcile net income to net cash provided by operating activities:
Group’s share in losses (gains) of companies accounted for at equity	66	(517)	(1,124)
Depreciation and amortization	36,049	32,553	43,646
Changes in value of debentures, net	(3,252)	3,604	5,277
Increase (decrease) in employee benefit liabilities	272	(91)	752
Loss from sale of property, plants and equipment	3	13	26
Stock-based compensation expenses	3,291	3,096	4,552
Changes in value of short-term and long-term loans from banks
and others and deposits, net	(2,815)	5,933	6,731
Changes in deferred taxes, net	(4,707)	(5,941)	(12,819)
Change in liability in respect of business combinations	2,717	1,494	1,531
Loss from sale and increase in value of marketable securities classified as trading	-	120	149
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	165	663	716
Realized gain from sale of debt instruments at fair value through other comprehensive income	-	(106)	(94)
Change in value of dividend preference derivative in TSG	-	-	(260)

Working capital adjustments:
Decrease (increase) in inventories	(552)	(796)	1,037
Increase in trade receivables	(39,427)	(18,403)	(38,223)
Decrease (increase) in other current and long-term accounts receivable	(9,141)	(2,340)	755
Increase (decrease) in trade payables	163	(11,245)	6,086
Increase (decrease) in other accounts payable, employees and payroll accrual and other long-term liabilities	(8,146)	(7,477)	7,199
Increase (decrease) in deferred revenues	(1,373)	17,431	15,718

Net cash provided by operating activities	27,000	42,658	81,095

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Year ended December 31,
	2018	2017	2017
	Unaudited
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix B)	(28,495)	(116,043)	(119,103)
Payments to former shareholders of consolidated companies	(7,338)	(7,598)	(8,817)
Purchase of intangible assets	(180)	-	-
Purchase of property and equipment	(9,138)	(7,028)	(9,573)
Proceeds from maturity and sale net of investment in debt instruments at fair value through other comprehensive income	2,000	39,406	40,622
Proceeds from sale of property, plants and equipment	288	-	-
Investment in and loans to affiliates and other companies	-	(25)	(25)
Change in short-term and long-term deposits, net	(252)	(26)	(888)
Capitalization of software development and other costs	(6,480)	(7,284)	(9,338)

Net cash used in investing activities	(49,595)	(98,598)	(107,122)

Cash flows from financing activities:

Exercise of employees stock options in subsidiaries	769	835	3,240
Issuance of Magic’s ordinary shares	25,404	-	-
Dividend paid to non-controlling interests and redeemable non- controlling interests in subsidiaries	(24,517)	(22,467)	(31,231)
Dividend to Formula’s shareholders	(5,011)	(7,070)	(12,081)
Short-term bank credit, net	52,366	14,527	(21,176)
Repayment of long-term loans from banks and others	(32,050)	(32,236)	(46,065)
Receipt of long term loans	26	11,181	52,734
Proceeds from issuance of debentures, net	45,356	78,229	78,229
Repayment of long-term liabilities to office of the chief scientist	(213)	(275)	(502)
Repayment of debentures	(9,383)	(3,656)	(3,656)
Purchase of non-controlling interests	(757)	-	-
Repayment of capital lease	-	(480)	(480)
Cash paid due to exercise of put option by redeemable non-controlling interests	(142)	-	-

Net cash provided by financing activities	51,848	38,588	19,012

Effect of exchange rate changes on cash and cash equivalents	(3,436)	12,271	12,912

Increase (decrease) in cash and cash equivalents	25,817	(5,081)	5,897
Cash and cash equivalents at beginning of year	245,947	240,050	240,050

Cash and cash equivalents at end of year	$271,764	$234,969	$245,947

The accompanying notes are an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Nine months ended September 30,		Year ended December 31,
		2018	2017	2017
		Unaudited

A.	Non-cash activities:
	Dividend payable to Formula’s shareholders	$-	$5,011	$-
	Deferred payment to former shareholders of consolidated companies	$-	$-	$652
	Dividend payable to non-controlling interests and redeemable non-controlling interests	$5,172	$-	$692

B.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	5,117	7,618	9,631
	Property and equipment	(397)	(1,200)	(1,332)
	Goodwill and intangible assets	(51,621)	(140,093)	(148,085)
	Other long-term assets	(6)	-	(125)
	Liabilities to banks and others	62	184	281
	Long-term liabilities	-	(78)	-
	Deferred tax liability, net	5,245	17,526	17,911
	Liability to formerly shareholders	6,417	-	2,616
	Non-controlling interests at acquisition date	28	-	-
	Redeemable non-controlling interests at acquisition date	6,660	-	-

	Total	$(28,495)	$(116,043)	$(119,103)

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Formula Systems (1985) Ltd. (“Formula” or the “Company”) was incorporated in Israel and began its business operations in 1985. Since 1991, Formula’s ordinary shares, par value NIS 1.0 per share, have been traded on the Tel-Aviv Stock Exchange (“TASE”), and, in 1997, began trading through American Depositary Shares (“ADSs”) under the symbol “FORTY” on the NASDAQ Global Market in the United States until January 3, 2011, at which date the listing of Formula’s ADSs was transferred to the NASDAQ Global Select Market (“NASDAQ”). Each ADS represents one ordinary share of Formula. The Company is considered an Israeli resident. The controlling shareholder of the Company is Asseco Poland S.A. (“Asseco”), a Polish public company, traded on the Warsaw Stock Exchange.

b.	Formula, through its investees (collectively, the “Group”) is engaged in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training and integration. The Group operates through five directly held subsidiaries: Matrix IT Ltd. (“Matrix”); Magic Software Enterprises Ltd. (“Magic”), Sapiens International Corporation N.V (“Sapiens”), Insync Staffing Solutions, Inc. (“Insync”) and Michpal Micro Computers (1983) Ltd. (“Michpal”), and one jointly controlled entity: TSG IT Advanced Systems Ltd. (“TSG”).

c.	The following table presents the ownership of Formula’s directly held investees, as of the dates indicated (the list consists only of active companies):

	Percentage of ownership
	September 30,	December 31,
	2018	2017
Name of Investee

Matrix	49.18	49.50
Magic	45.21	47.12
Sapiens	48.16	48.14
Insync	90.09	90.09
Michpal	100	100
TSG	50.00	50.00

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	BASIS OF PREPERATION

The interim condensed consolidated financial statements for the three-months period and for the nine-months period ended September 30, 2018 have been prepared in accordance with International Financial Reporting Standard IAS 34 Interim financial reporting. The Interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at December 31, 2017 which were published on May 15, 2018.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018. The Group has not early adopted any standard or interpretation amendment that has been issued but is not yet effective.

NOTE 3:-	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The Group has been applied for the first time in these financial statements IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’. As required by IAS 34, the nature and effect of these changes are disclosed below. Several other amendments and interpretations apply for the first time in 2018 but do not have an impact on the interim condensed consolidated financial statements of the Group.

IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15, issued by the IASB in May 2014, supersedes IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue from contracts with customers’ and related Interpretations and applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

The new standard establishes a five-step model to account for revenue arising from contracts with customers and requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2: Identify the separate performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, significant financing components, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the distinct performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or using estimates and assessments.

Step 5: Recognize revenue when a performance obligation is satisfied, either at a point in time or over time.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

Under IFRS 15, revenues are recognized when control of the promised goods or services are transferred to the customers in an amount that reflects the consideration that the Group expects to receive in exchange for those goods or services.

The Group enters into contracts that can include various combinations of products and software, IT services and hardware, as detailed below, which are generally capable as being distinct from each other and accounted for as separate performance obligations.

For contracts with customers that contain multiple performance obligations, the Group accounts for each individual performance obligation separately, if they are distinct from each other. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of software sales are typically estimated using the residual approach. Standalone selling prices of software and IT services are typically estimated based on observable transactions when these services are sold on a standalone basis.

The following is a description of principal activities from which the Group generates its revenues:

Sale of proprietary licenses without significant related services

In the event in which the sale of a proprietary license is distinct from other significant modification or implementation services, and thereby it constitutes a separate performance obligation, the Group considers whether this performance obligation in granting the license is to provide the customer with either:

●	a right to access the entity’s intellectual property in the form in which it exists throughout the licensing period; or
●	a right to use the entity’s intellectual property in the form in which it exists at the time of granting the license

The vast majority of licenses sold separately by the Group (thus representing a separate performance obligation) are intended to provide the customer with a right to use the intellectual property, which means revenues from the sale of such licenses are recognized at the point in time at which control of the license is transferred to the customer.

The Group recognizes revenue from software licensing transactions over time when the Group provides the customer a right to access the Group’s intellectual property throughout the license period.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

Sale of proprietary licenses with significant related services

Revenues from contracts that include the sale of proprietary licenses with significant related services (for example, modifications, implementation or customization to customer-specific specifications) are generally accounted by the Group as performance obligations satisfied over time. In such contracts the Group is normally committed to provide the customer with a functional IT system and the customer can only benefit from such functional system, being the final product that would normally be comprised of proprietary licenses and significant related services. The Group considers that a commitment to sell a license under such performance obligation does not satisfy the criteria of being distinct, because the transfer of the license is only part of a larger performance obligation. The Group recognizes revenue from such contracts using cost based input methods, which recognizes revenue and gross profit as the work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract. This is because, in accordance with IFRS 15, revenues may be recognized over time of transferring control of the supplied goods and services, as long as the entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date throughout the duration of the contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first determined, in the amount of the estimated loss for the entire contract.

When appropriate, the Group also applies a practical expedient permitted under IFRS 15 whereby if the Group has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Group’s performance completed to date (for example, a service contract in which an entity bills a fixed amount for each hour of service provided), the Group may recognize revenue in the amount it is entitled to invoice.

Deferred revenues, which represent a contract liability, include unearned amounts received under maintenance and support (mainly) and amounts received from customers for which revenues have not yet been recognized.

Maintenance services and warranties

Post contract support includes annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered.

The accounting policy regarding the recognition of Post contract support remained unchanged after the adoption of IFRS 15, as such services, in principle, constitute a separate performance obligation where the customer consumes the benefits of goods and services as they are delivered by the provider, as a consequence of which revenues are recognized over time during the service performance period.

The Group considers the post contract support performance obligation as a distinct performance obligation that is satisfied over time, and as such, it recognizes revenue for post contract support on a straight-line basis over the period for which technical support is contractually agreed to be provided to the software, typically twelve (12) months.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

In certain cases, the Group also provides a warranty for goods and services sold (i.e. extended warranties that the scope of which is broader than just an assurance to the customer that the product/service complies with agreed-upon specifications). The Group has ascertained that such warranties granted by the Group meet the definition of service. The conclusion regarding the extended nature of a warranty is made whenever the Group contractually undertakes to repair any errors in the delivered software within a strictly specified time limit and/or when such warranty is more extensive than the minimum required by law. Under IFRS 15, the fact of granting an extended warranty indicates that the Group actually provides an additional service. As such, the Group recognizes an extended warranty as a separate performance obligation and allocates a portion of the transaction price to such service. In all cases where an extended warranty is accompanied by a maintenance service, which is even a broader category than an extended warranty itself, revenues are recognized over time because the customer consumes the benefits of such service as it is performed by the provider. If this is the case, the Group continues to allocate a portion of the transaction price to such maintenance service. Likewise, in cases where a warranty service is provided after the project completion and is not accompanied by any maintenance service, then a portion of the transaction price and analogically recognition of a portion of contract revenues will have to be deferred until the warranty service is actually fulfilled.

Sale of third-party licenses and services

Third-party licenses and services includes revenues from the sale of third-party licenses as well as from the provision of services which, due to technological or legal reasons, must be carried out by subcontractors (this applies to hardware and software maintenance and outsourcing services provided by their manufacturers). Revenues from the sale of third-party licenses are accounted for as sales of goods, which means that such revenues are recognized at the point in time at which control of the license is transferred to the customer. Concurrently, revenues from third-party services, including primarily third-party maintenance services, are recognized over time when such services are provided to the customer.

Whenever the Group is involved in the sale of third-party licenses or services, it will consider whether the Group acts as a principal or an agent; however, in most cases the conclusion is that the Group is the main party required to satisfy a performance obligation and therefore the resulting revenues are recognized in the gross amount of consideration

Sale of hardware

Sale of hardware includes revenues from contracts with customers for the supply of infrastructure. In this category, revenues are recognized basically at the point in time at which control of the equipment is transferred. This does not apply to contracts in which the hardware is not delivered separately from services provided alongside, in such case the sale of hardware is part of a performance obligation involving the supply of a comprehensive system. However, such comprehensive projects are a rare practice in the Group as the sale of hardware is predominantly performed on a distribution basis.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

Variable consideration

In accordance with IFRS 15, if a contract consideration encompasses any amount that is variable, the Group shall estimate the amount of consideration to which it will be entitled in exchange for transferring promised goods or services to the customer, and shall include a portion or the whole amount of variable consideration in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Significant financing component

When contracts involve a significant financing component, the Group adjusts the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provide the customer with a significant benefit of financing.

The Group has elected to apply the practical expedient allowed by IFRS 15 according to which it does not separate the financing component in transactions whose credit terms are less than one year and will recognize revenue in the amount of the consideration stated in the contract even if the customer pays for the goods or services subsequent to their receipt.

Costs of contracts with customers

The costs of obtaining a contract are those additional (incremental) costs incurred by the Group in order to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Group recognizes such costs as an asset if it expects to recover those costs. Such capitalized costs of obtaining a contract shall be amortized over a period when the Group satisfies the performance obligations arising from the contract.

As a practical expedient, the Group recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Group would have otherwise recognized is one year or less.

Costs to fulfil a contract are the costs incurred in fulfilling a contract with a customer. The Group recognizes such costs as an asset if they are not within the scope of another standard (for example, IAS 2 ‘Inventories’, IAS 16 ‘Property, Plant and Equipment’ or IAS 38 ‘Intangible Assets’) and if those costs meet all of the following criteria:

i)	the costs relate directly to a contract or to an anticipated contract with a customer,
ii)	the costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future, and
iii)	the costs are expected to be recovered.

The Group pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. Sales commissions are considered incremental costs of obtaining a contract with a customer and are deferred and amortized. The Group is required to capitalize and amortize incremental costs of obtaining a contract, such as certain sales commission costs, on a systematic basis that is consistent with the transfer to the customer of the performance obligations to which the asset relates. Amortization expenses related to these costs are included in sales and marketing expenses in the accompanying consolidated statements of operations.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

IFRS 15 – First-time adoption

The Group implemented IFRS 15 as of January 1, 2018 and elected to apply the modified retrospective approach recognizing the cumulative effect from applying the standard as an adjustment to the opening balance of retained earnings. The Group has used a practical expedient allowed under IFRS 15 and exempt from the restatement of comparable data. This means that financial data reported for reporting periods prior to December 31, 2017, including for the three and nine-months periods ended September 30, 2017, has been prepared on the basis of the following standards: IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’ as well as interpretations related to revenue recognition that were applicable before the effective date of IFRS 15. Results for reporting periods beginning after January 1, 2018 are presented in accordance with IFRS 15.

In line with the chosen approach for the implementation of IFRS 15, the Group also decided to use a practical expedient not to restate contracts in respect of all modifications that were approved before the beginning of the earliest period presented.

The table below presents a quantified analysis of opening balance adjustments which resulted from the upfront recognition of license revenue (mainly term-based software licenses which do not involve significant customization) and from incremental costs incurred to obtain contracts (mainly due to sales commissions). The Group has concluded that certain term-based software licenses which do not involve significant customization should now be considered as distinct performance obligations separate from other performance obligations, and thus should be measured using the relative standalone selling price basis, and recognized as revenue accordingly (at a point in time, rather than over the term of the contracts). This change in measurement results from the Group’s determination that the control over such software licenses had been transferred to the customer before the end of 2017 and, pursuant to the new standard, the arising revenues should have been recognized at that time. This type of transactions concerned to licenses sold by Sapiens and therefore the effects of these adjustments were attributable also to non-controlling interests.

1/1/2018	Opening balance adjustment
Current Assets
Trade receivables	20
Other accounts receivable and prepaid expenses	629
Current Liabilities
Deferred revenue and customer advances	(1,397)
Other accounts payable	231
Equity
Retained earnings	874
Other components of equity – non-controlling interests	941

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

As the Group has used the modified retrospective approach and recognized the cumulative effect of first-time adoption of IFRS 15 as of January 1, 2018, the table below presents a comparison of selected items of the interim condensed consolidated statement of financial position drawn up as of September 30, 2018 with their respective values calculated in line with the principles applied before the implementation of IFRS 15 by the Group, this is in accordance with IAS 18, IAS 11 and relevant interpretations:

	Balance as of September 30, 2018 (in accordance with IFRS 15)	Reversal of the opening balance adjustment due to IFRS 15	Adjustment due to adoption of IFRS 15 in current period	Amounts without adoption of IFRS 15 (calculated in accordance with previous standards, i.e. IAS 11 and IAS 18)
Current Assets
Trade receivables	416,587	(20)	(2,568)	413,999
Prepaid expenses and other accounts receivable (*)	48,628	(629)	1,715	49,714
Long term assets
Prepaid expenses and other accounts receivable (*)	20,528	-	(1,317)	19,211
Current Liabilities
Deferred revenue and customer advances	59,212	1,397	2,146	62,755
Other accounts payable	60,238	(231)	(113)	59,894
Equity
Retained earnings	256,671	(874)	(2,210)	253,587
Other components of equity – non-controlling interests	436,665	(941)	(1,993)	433,731

(*) The impact of the implementation of IFRS 15 on the Group’s short-term and long-term prepaid expenses and other accounts receivable is due to the recognition of third party expenses in the amount of $2,231 offset by the recognition of long-term income receivable in the amount of $1,954 and deferment of commission expenses in the amount of $508.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

The table below presents the impact of changes resulting from the applied standard on the amount of revenues and profit at various levels for the nine-month period ended September 30, 2018:

	Nine months ended September 30, 2018	Adjustments due to adoption of IFRS 15 in current period	Amounts without adoption of IFRS 15 (calculated in accordance with previous standards, i.e. IAS 11 and IAS 18)
Revenues	1,099,288	(4,438)	1,094,850
Cost of revenues	854,856	-	854,856
Gross Profit	244,432	(4,438)	239,994
Research and development expenses, net	31,339	-	31,339
Selling, marketing, general and administrative expenses	135,954	(121)	135,833
Other income	-	-	-
Operating income	77,139	(4,317)	72,822
Financial expenses	(9,106)	-	(9,106)
Financial income	1,740	-	1,740
Group’s share of profits (losses) of companies accounted for at equity, net	(66)	-	(66)
Income before taxes on income	69,707	(4,317)	65,390
Taxes on income	16,020	(114)	15,906
Net income	53,687	(4,203)	49,484
Attributable to:
Equity holders of the Company	21,630	(2,210)	19,381
Redeemable non-controlling interests	4,702	-	4,702
Non-controlling interests	27,355	(1,993)	25,401

IFRS 9 - Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting. The new Standard has been applied for the first time in these financial statements retrospectively without restatement of comparative data. The initial adoption of IFRS 9 does not have an impact on the interim condensed consolidated financial statements of the Group.

(a) Classification and measurement

Under IFRS 9, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

The new classification and measurement of the Group’s debt financial assets are, as follows:

●	Debt instruments at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s Trade and other receivables, and Loans included under Other non-current financial assets.

●	Debt instruments at FVOCI, with gains or losses recycled to profit or loss on derecognition. Financial assets in this category are the Group’s quoted debt instruments that meet the SPPI criterion and are held within a business model both to collect cash flows and to sell. Under IAS 39, the Group’s quoted debt instruments were classified as available-for-sale (AFS) financial assets.

Other financial assets are classified and subsequently measured, as follows:

●	Equity instruments at FVOCI, with no recycling of gains or losses to profit or loss on derecognition. This category only includes equity instruments, which the Group intends to hold for the foreseeable future and which the Group has irrevocably elected to so classify upon initial recognition or transition. The Group classified its unquoted equity instruments as equity instruments at FVOCI. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9. Under IAS 39, the Group’s unquoted equity instruments were classified as AFS financial assets.

●	Financial assets at FVPL comprise derivative instruments and quoted equity instruments which the Group had not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Under IAS 39, the Group’s quoted equity securities were classified as AFS financial assets. Upon transition the AFS reserve relating to quoted equity securities, which had been previously recognized under accumulated OCI, was reclassified to Retained earnings.

●	The accounting for the Group’s financial liabilities remains largely the same as it was under IAS 39. Similar to the requirements of IAS 39, IFRS 9 requires contingent consideration liabilities to be treated as financial instruments measured at fair value, with the changes in fair value recognized in the statement of profit or loss.

The assessment of the Group’s business models was made as of the date of initial application, 1 January 2018, and then applied retrospectively to those financial assets that were not derecognised before 1 January 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The accounting for the Group’s financial liabilities remains largely the same as it was in under IAS 39. Similar to the requirmenets of IAS 39, IFRS 9 requires contingent consideration liabilities to be treated as financial instruments at fair value, with the changes in fair value recognized in the statement of profit or loss.

(b) Impairment

The adoption of IFRS 9 has fundamentally changes the Group’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected loss (ECL) approach.

IFRS 9 requires the Group to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL. ELCs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (“the new Standard”) effective for annual periods beginning on or after 1 January 2019. According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to the new Standard:

1.	Lessees are required to recognize all leases in the statement of financial position (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

2.	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

3.	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

4.	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

5.	The new Standard includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

6.	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The new Standard permits lessees to use one of the following approaches:

1.	Full retrospective approach - according to this approach, a right-of-use asset and the corresponding liability will be presented in the statement of financial position as if they had always been measured according to the provisions of the new Standard. Accordingly, the effect of the adoption of the new Standard at the beginning of the earliest period presented will be recorded in equity. Also, the Company will restate the comparative data in its financial statements. Under this approach, the balance of the liability as of the date of initial application of the new Standard will be calculated using the interest rate implicit in the lease, unless this rate cannot be easily determined in which case the lessee’s incremental borrowing rate of interest on the commencement date of the lease will be used.

2.	Modified retrospective approach - this approach does not require restatement of comparative data. The balance of the liability as of the date of initial application of the new Standard will be calculated using the lessee’s incremental borrowing rate of interest on the date of initial application of the new Standard. As for the measurement of the right-of-use asset, the Company may choose, on a lease-by-lease basis, to apply one of the two following alternatives:

●	Recognize an asset in an amount equal to the lease liability, with certain adjustments.
●	Recognize an asset as if the new Standard had always been applied.

Any difference arising on the date of first-time recorded in equity.

The Group believes that it will apply the modified retrospective approach upon the initial adoption of the new Standard by measuring the right-of-use asset at an amount equal to the lease liability, as measured on the transition date.

The Group is evaluating the possible effects of the new Standard.

IFRS 3, “Business Combinations”:

In October 2018, the IASB issued an amendment to the definition of a “business” in IFRS 3, “Business Combinations” (“the Amendment”). The Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

The Amendment consists of the following:

1.	Clarification that to meet the definition of a business, an integrated set of activities and assets must include, as a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

2.	Removal of the reference to the assessment whether market participants are capable of acquiring the business and continuing to operate it and produce outputs by integrating the business with their own inputs and processes.

3.	Introduction of additional guidance and examples to assist entities in assessing whether the acquired processes are substantive.

4.	Narrowing the definitions of “outputs” and “business” by focusing on goods and services provided to customers.

5.	Introducing an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The Amendment is to be applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, with earlier application permitted.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATION

i.	Sapiens

Acquisition of Adaptik Corporation

On March 7, 2018 (the “acquisition date”), Sapiens completed the acquisition of all of outstanding shares of Adaptik Corporation, a New-Jersey company engaged in the development of software solutions for P&C insurers, including policy administration, rating, billing, customer management, task management and product design, in a total cash consideration of $18,518 (out of this amount $18,318 was paid in March 2018 and $200 will be paid in March 2022). In addition, the seller has performance based payments relating to achievements of revenue targets over three years (2018-2020) of up to $3,700. Such payments are subject to continued employment and therefore, not part of the purchase price. Acquisition related costs were immaterial.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of the acquisition date:

Net assets	$(2,358)
Intangible assets	12,936
Deferred taxes	(3,528)
Goodwill	11,468

Net assets acquired	$18,518

ii.	Matrix

a.	Acquisition of Alius Group Inc.

On January 18, 2018, Matrix acquired 100% of the share capital of Alius Group in the United States for a cash consideration of approximately $16,600. Alius provides consulting services in the area of regulatory and compliance in the US financial market. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of the acquisition date:

Net assets	$(5)
Intangible assets	3,062
Deferred taxes	(826)
Goodwill	14,551

Net assets acquired	$16,782

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATION (Cont.)

b.	Acquisition of Pleasant Valley Business Solutions, LLC

On March 13, 2018, Matrix acquired 100% of the share capital of Pleasant Valley Business Solutions (hereafter “PVBS”) in the United States for a cash consideration of approximately $7,600. In addition, the seller has performance based payments relating to achievements of profitability targets over three years (2018-2020) of up to $3,200. PVBS is engaged in the implementation and assimilation of ERP systems for US government suppliers. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of the acquisition date:

Net assets	$(851)
Intangible assets	3,300
Deferred taxes	(920)
Goodwill	7,360

Net assets acquired	$8,889

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATION (Cont.)

c.	Acquisition of Noah Technologies Ltd.

On November 25, 2018, Matrix acquired 100% of the share capital of Noah Technologies Ltd in Israel for a cash consideration of approximately $1,626. In addition, the seller has performance based payment capped at NIS 4,000 (approximately $1,067), estimated on the date of the transaction at $330, relating to achievement of certain profitability targets for the years 2019-2021. The acquisition was accounted for by the purchase method.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of the acquisition date:

Net assets	$(473)
Intangible assets	580
Deferred taxes	(133)
Goodwill	1,485

Net assets acquired	$1,459

The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2018 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

d.	Other acquisitions by Matrix in 2018

During the nine-month period ended September 30, 2018 Matrix acquired additional activities whose influence on the financial statements of the Company was immaterial, for a total consideration of $2,275 including $224 estimated on the date of the transaction for performance based payment relating to achievement of certain profitability targets (provisional and is based on information that was available as of the acquisition date to estimate the fair value of this amount).

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	FAIR VALUE MEASUREMENT

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

a.	The Company’s financial assets and liabilities measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of September 30, 2018 and December 31, 2017:

	Fair value measurements
	September 30, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Government and corporate debentures	$-	$10,756	$-	$10,756
Convertible debentures	-	1,163	-	1,163
Dividend preference derivative in TSG (1)	-	-	2,400	2,400
Total financial assets	$-	$11,919	$2,400	$14,319

Liabilities:
Redeemable non-controlling interests (2)	$-	$-	$59,429	$59,429
Contingent consideration (2)	-	-	10,724	10,724
Total financial liabilities	$-	$-	$70,153	$70,153

	Fair value measurements
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Government and corporate debentures	$-	$12,929	$-	$12,929
Convertible debentures	-	1,209	-	1,209
Dividend preference derivative in TSG (1)	-	-	2,400	2,400
Total financial assets	$-	$14,138	$2,400	$16,538

Liabilities:
Redeemable non-controlling interests (2)	$-	$-	$52,876	$52,876
Contingent consideration (2)	-	-	6,345	6,345
Total financial liabilities	$-	$-	$59,221	$59,221

(1)	The fair value of dividend preference derivative in TSG was estimated using the Monte-Carlo simulation technique.
(2)	The fair value of redeemable non-controlling interests and contingent consideration was determined based on the present value of the future expected cash flow.

The following table provides a reconciliation of liability to redeemable non-controlling interests for the nine-months period ended September 30, 2018 and 2017:

	2018	2017
Carrying amount as of January 1st	$52,876	$46,484
Net income attributable to redeemable non-controlling interests	4,702	2,104
Adjustments in redeemable non-controlling interests to fair value	1,985	5,765
Increase in redeemable non-controlling interest as part of acquisitions	6,662	-
Redeemable non-controlling interests classification to non-controlling due to change in terms and expiration of put options	(2,183)	-
Exercise of put option by redeemable non-controlling interests	(142)	-
Dividend to redeemable non-controlling interests	(2,404)	(3,236)
Foreign currency translation adjustments	(2,067)	3,969

Carrying amount as of September 30	$59,429	$55,086

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	FAIR VALUE MEASUREMENT (Cont.)

The following table provides a reconciliation of liability to redeemable non-controlling interests for the three-months period ended September 30, 2018 and 2017:

	2018	2017
Carrying amount as of July 1st	$58,062	$56,378
Net income attributable to redeemable non-controlling interests	1,591	928
Adjustments in redeemable non-controlling interests to fair value	596	351
Increase in redeemable non-controlling interest as part of acquisitions	1,042	-
Redeemable non-controlling interests classification to non-controlling due to change in terms	(1,187)	-
Exercise of put option by redeemable non-controlling interests	-	-
Dividend to redeemable non-controlling interests	(677)	(2,088)
Foreign currency translation adjustments	2	(483)

Carrying amount as of September 30	$59,429	$55,086

The following table provides a reconciliation of liability to redeemable non-controlling interests for the three-months period ended December 31, 2017:

January 1, 2017	$46,484
Net income attributable to redeemable non-controlling interests	3,671
Share-based compensation attributable to redeemable non-controlling Interests	52
Change in redeemable non-controlling interests to fair value	4,872
Redeemable non-controlling interests classification to non-controlling Interests due to expiration of put options	(2,440)
Dividend in redeemable non-controlling interests	(3,928)
Foreign currency translation adjustments	4,165

December 31, 2017	$52,876

b.	The carrying amount of cash and cash equivalents, short-term deposits, trade receivables, other accounts receivable, credit and loans from banks and others, debentures, trade payables, employees and payroll accrual and other accounts payable approximates their fair value.

NOTE 7:-	OPERATING SEGMENTS

The chief operating decision-makers (CODM) have been identified as the CEO. The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources. The CODM assess the performance of the Group based on each of the Group’s directly held investees’ operating income. Headquarters and finance expenses of Formula are allocated proportionally among the investees. For the purpose of this interim condensed consolidated financial statements the following reporting segments were identified: Matrix, Magic, Sapiens and other investees comprised of Insync and Michpal.

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	OPERATING SEGMENTS (Cont.)

	Matrix	Sapiens	Magic	Other	Adjustments	Total

Nine months ended September 30, 2018:
Revenues from external customers	643,835	216,396	211,055	28,002	-	1,099,288
Inter-segment revenues	2,204	-	1,027	-	(3,231)	-
Revenues	646,039	216,396	212,082	28,002	(3,231)	1,099,288
Unallocated corporate expenses	-	-	-	-	(1,584)	(1,584)
Operating income (loss)	41,018	13,808	22,315	1,582	(1,584)	77,139
Financial income (expense) net						(7,366)
Group’s share of profits (losses) of companies accounted for at equity, net						(66)
Taxes on income						(16,020)
Net income						53,687

Nine months ended September 30, 2017:
Revenues from external customers	573,967	197,594	190,376	26,663	-	988,600
Inter-segment revenues	2,482	-	1,525	-	(4,007)	-
Revenues	576,449	197,594	191,901	26,663	(4,007)	988,600
Unallocated corporate expenses	-	-	-	-	(2,117)	(2,117)
Operating income (loss)	37,060	(1,659)	18,313	1,427	(2,117)	53,024
Financial income (expense) net						(17,040)
Group’s share of profits (losses) of companies accounted for at equity, net						517
Taxes on income						(11,834)
Net income						24,667

Three months ended September 30, 2018:
Revenues from external customers	207,544	73,237	71,994	9,655	-	362,430
Inter-segment revenues	854	-	141	-	(995)	-
Revenues	208,398	73,237	72,135	9,655	(995)	362,430
Unallocated corporate expenses	-	-	-	-	(577)	(577)
Operating income (loss)	13,011	5,802	7,621	703	(577)	26,560
Financial income (expense) net						(4,105)
Group’s share of profits (losses) of companies accounted for at equity, net						(3)
Taxes on income						(4,297)
Net income						18,155

Three months ended September 30, 2017:
Revenues from external customers	202,783	72,011	65,007	8,828	-	348,629
Inter-segment revenues	932	-	654	-	(1,586)	-
Revenues	203,715	72,011	65,661	8,828	(1,586)	348,629
Unallocated corporate expenses	-	-	-	-	(1,272)	(1,272)
Operating income (loss)	13,924	2,934	5,764	560	(1,272)	21,910
Financial income (expense) net						(3,605)
Group’s share of profits (losses) of companies accounted for at equity, net						107
Taxes on income						(5,504)
Net income						12,908

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	OPERATING SEGMENTS (Cont.)

	Matrix	Sapiens	Magic	Other	Adjustments	Total
Year ended December 31, 2017:
Revenues from external customers	790,946	269,194	256,207	38,792	-	1,355,139
Inter-segment revenues	3,679	-	1,933	200	(5,812)	-
Revenues	794,625	269,194	258,140	38,992	(5,812)	1,355,139
Unallocated corporate expenses	-	-	-	-	(3,380)	(3,380)
Depreciation and amortization	6,865	21,969	13,611	1,209	2	43,656
Operating income (loss)	51,307	(768)	23,974	1,721	(3,380)	72,854
Financial income (expense) net						(21,167)
Group’s share of profits (losses) of companies accounted for at equity, net						1,124
Taxes on income						(13,371)
Net income						39,440

FORMULA SYSTEMS (1985) LTD.
AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	SIGNIFICANT EVENTS DURING THE PERIOD

a.	On January 31, 2018, the Company has completed a private placement to qualified investors in Israel of an additional aggregate NIS 150 million par value of Series A Secured Debentures at a price of NIS 1,034.7 for each NIS 1,000 principal amount. The aggregate gross proceeds totaled NIS 155.2 million (approximately $45.6 million), excluding issuance costs of $0.2 million. As a result of the private placement, the total outstanding principal amount of the Series A Secured Debentures increased to approximately NIS 239.5 million (or $69.1 million). The terms of the Series A Secured Debentures sold in the private placement are identical in all respects to those of the Series A Secured Debentures sold in Formula’s September 2015 public offering. In accordance with the terms of the indenture related to Series A Secured debentures, Formula pledged additional 1,692,954 shares of Matrix and 3,487,198 shares of Magic.

b.	In May 2018 Formula declared a cash dividend of approximately $5,011 million (or $0.34 per share) to shareholders of record on June 5, 2018 that was paid on June 20, 2018.

c.	On July 12, 2018 Magic concluded a private placement issuing 3,150,559 of its ordinary shares to several leading Israeli institutional investors and 1,117,734 ordinary shares to Formula under the same terms. The Group’s gross proceeds from the offering amounted to $25,405 based on a price of $8.20 per share. Magic intends to use the net proceeds of the offering to support its continued organic growth momentum and funding of potential acquisitions. Following the private placement, Formula’s share interest in Magic was diluted from 47% to 45%.

NOTE 9:-	SUBSEQUENT EVENTS

a.	On November 12, 2018 Michpal acquired 80% of the share capital of Effective Solutions Ltd. for cash consideration of approximately $6,529. Effective Solutions Ltd. is an Israeli company which provides consulting services in the fields of operational cost savings and procurement, as well as salary control and monitoring.

b.	In December 2018 Formula declared a cash dividend of approximately $5,011 million (or $0.34 per share) to shareholders of record on December 31, 2018 that was paid on January 16, 2019.

c.	On January 22, 2019 Matrix acquired 80% of the share capital of Dana Engineering Ltd. in Israel for a cash consideration of approximately $14,000. Matrix and the seller hold mutual Call and Put options respectively for the remaining 20% interest in Dana Engineering during the first two years from the acquisition. Dana Engineering provides project management services in the field of national infrastructure.

d.	On February 20, 2019 Matrix acquired 100% of the share capital of MedaTech Ltd. in Israel for a cash consideration of approximately $23,600. MedaTech is Israel’s leading Business Partner of Priority ERP with over 1,000 customers in a variety of verticals.

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